SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                      Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                      No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of annual results for the year ended December 31, 2016, dated March 21, 2017.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 21, 2017	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2016

HIGHLIGHTS

—	Operating revenues reached RMB352,285 million, up by 6.4%. Service revenues reached RMB309,644 million, up by 5.6%

—	EBITDA was RMB95,139 million. EBITDA margin was 30.7%

—

Profit attributable to equity holders of the Company was RMB18,004 million, down by 10.2%. As compared with the profit attributable to equity holders of the Company for the year 2015 excluding the one-off gain from the disposal of tower assets, up by 11.7%. Basic earnings per share were RMB0.22

—

The Board of Directors has decided to recommend at the forthcoming shareholders’ meeting to appropriately increase the dividend level, that a dividend equivalent to HK$0.105 per share for the year 2016 to be declared

—

Total number of mobile subscribers was 215 million, with a net increase of 17.10 million, of which the number of 4G terminal users reached 122 million, with a net increase of 63.41 million. 4G terminal users accounted for 57% of total mobile subscribers while the aggregate handset Internet data traffic increased by 130% over last year

—

Total number of wireline broadband subscribers was 123 million, with a net increase of 10.06 million, of which Fibre-to-the-Home (FTTH) subscribers reached 106 million, with a net increase of 35 million, accounted for 86% of total wireline broadband subscribers

CHAIRMAN’S STATEMENT

In 2016, with a coherent goal to step forward with keen determination, the Company strived to devote all efforts to firmly seize the favorable opportunity of information consumption upgrade and proactively responded to the complicated environments and circumstances, effectively tackling various pressures and challenges and successfully embarking on a new stage of corporate development. Adhering to explore for new development with cohesive efforts, scale and effectiveness were remarkably enhanced while development capabilities were continuously accumulated. With our unwavering perseverance in promoting reforms, the vitality of our employees was comprehensively exploded and intrinsic momentum was consistently reinforced. With detailed analysis in strategies planning for future vision, the Company promptly deployed the new direction to become the pioneer and embraced the new intellectual era in full strengths.

Overall results

In 2016, the Company achieved impressive results. Operating revenues amounted to RMB352.3 billion, representing an increase of 6.4% over last year. Service revenues1 amounted to RMB309.6 billion, representing an increase of 5.6% over last year, achieving continuous improvement in growth rate. Emerging businesses accounted for 40% of service revenues, representing an increase of over 5 percentage points over last year with continual rapid optimisation in business structure. EBITDA2 was RMB95.1 billion while EBITDA margin2 was 30.7%. Net profit3 was RMB18.0 billion, representing an increase of 11.7% as compared to the net profit3 for the year 2015 excluding the one-off gain from the disposal of tower assets. Basic earnings per share were RMB0.22. Capital expenditure was RMB96.8 billion, representing a decrease of 11.3% over last year while free cash flow4 was -RMB7.7 billion with remarkable improvement over last year.

Taking into consideration the return to shareholders, the Company’s profitability, cash flow level and capital requirements for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ meeting to appropriately increase the dividend level, that a dividend equivalent to HK$0.105 per share for the year 2016 to be declared.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.

[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation while EBITDA margin was calculated based on EBITDA divided by service revenues.

[3]

Net profit refers to the profit attributable to equity holders of the Company. Excluding the one-off gain from the disposal of tower assets amounted to approximately RMB3.9 billion, the net profit for the year 2015 was RMB16.1 billion.

[4]	Free cash flow was calculated based on EBITDA minus capital expenditure and income tax.

Rising to the challenges, operational development leaped forward to a new landmark

In 2016, facing intensified market competition, the Company adopted a proactive marketing strategy and placed emphasis on two fundamental businesses namely 4G and fibre broadband as well as five emerging areas namely e-Surfing HD, BestPay, Internet of Things, cloud and Big Data and “Internet+” (“2+5”). With perseverance in integration and innovation as well as comprehensive products upgrade, we maintained our leading position in services and accelerated scale breakthrough. Operational development leaped forward to a new landmark.

Strong growth in 4G business to enhance the strengths of mobile business

Persevering with optimisation of existing customers, the Company comprehensively accelerated the users to upgrade their service from 3G to 4G. Through proactive expansion of customer acquisition, we strengthened integration to explore new markets. Aiming at all-round reinforcing business capabilities, we firmly seized the terminal benefits from “multi-mode” handsets, enhanced the sales capabilities of the entire channel and optimised the data traffic operation strategies. As a result, mobile business achieved rapid upgrade while scale and values were remarkably enhanced. The net increase of mobile subscribers for the year was 17.10 million, reaching a total of 215 million and accounting for 16.2% market share, representing an increase of 0.7 percentage points from the end of last year. The total number of 4G users doubled and reached a total of 122 million while the penetration rate reached 57%, accounting for 16.0% market share and representing an increase of 1.9 percentage points from the end of last year. The sales volume of 4G handsets for the year exceeded 100 million, of which more than 80% represented sales of “multi-mode” handsets. The aggregate handset Internet data traffic for the year increased by 130% over last year, of which the aggregate 4G handset Internet data traffic increased nearly 3 times. The monthly average data traffic per 4G user entered a GB era. The mobile handset Internet access revenues for the year increased by 43% over last year, promoting steady improvement in mobile ARPU while the mobile service revenues increased by 10.5% over last year, outperforming the industry growth.

Accelerated penetration of fibre broadband to promote intelligent upgrade in broadband

The Company persisted to adhere to differentiated competitive strategies. Driven by Hundred- Mbps products with trial run of Gbps products, the Company accelerated the transformation of network edges into market competitive capabilities. Through persistent promotion of end-to-end bandwidth upgrade and provision of premier service throughout the entire services process, we established high-quality brand image of broadband services. With deepened integration of Fibre-to-the-Home (FTTH) and “Smart Family” products, we offered all-in-one home entertainment and intelligent applications services to enhance the overall business values. The subscribers scale achieved rapid breakthrough for the year and the Company continued to maintain a leading position in the market. The net increase of wireline broadband subscribers was 10.06 million, reaching a total of 123 million. Of which the total number of FTTH subscribers was 106 million, representing a net increase of 35 million and the penetration rate reached 86%. The wireline broadband access revenues for the year increased by 3.3% over last year with good momentum in business development.

Rapid development in emerging businesses to construct future growth engines

With persistent and unwavering determination in innovation and integration and leveraging the advantages of its own strengths and resources endowment, the Company internally strengthened efficiently-centralised integration while externally expanded open cooperation, resulting in accelerated expansion in growth potential of new emerging businesses. With rapid breakthrough in the scale of e-Surfing HD, the revenues for the year increased by 24% over last year. The net increase of e-Surfing HD subscribers was 20.95 million, reaching a total of 61.33 million. The number of average monthly active users of “BestPay” increased more than 3 times over last year. The gross merchandise value of “BestPay” for the year increased by approximately 30% over last year, exceeding RMB1 trillion. Internet of Things (IoT) business was rapidly developed, achieving efficient centralisation for the entire network. The net increase of IoT subscribers for the year was 13.21 million. Cloud and Big Data business maintained rapid development momentum. The revenues of cloud and Big Data business for the year increased by 55% over last year. The “Internet+” business achieved scale expansion with remarkable strengthening of the influences in the areas including government administration, education, health and medical care and industrial Internet.

Continual deepening in reforms and innovation to stimulate corporate intrinsic momentum

Promoting comprehensive innovation is the assurance to accomplish corporate ever-lasting vibrant fundamentals. The Company insisted on market-oriented focus as the core to intensify efforts in resources allocation tilted frontline and authority delegation as well as optimisation of “top down” service support system. With in-depth promotion of sub-division of performance evaluation units, the frontline vitality was fully stimulated and operational efficiency was remarkably improved. The Company proactively responded to the theme of “entrepreneurship and innovation by the general public” and was selected as one of the first batch of the state’s models in mass entrepreneurship and innovation, creating an innovative atmosphere for our employees. Through promoting the enhancement of quality and efficiency, optimisation of financial management mechanism and reinforcement in precision management, we successfully enhanced the capabilities of values management and risk management. With concurrent promotion of co-building and co-sharing of networks as well as strengthening in centralised procurement, we effectively reduced our investment costs and enhanced the efficiency of resources utilisation. We increased our efforts in new talents introduction programme, optimised the structure of talents team, focused on practical nurture of new talents team and established internal co-sharing mechanism for talents. Corporate vitality and efficiency were persistently improved.

Looking ahead into the future vision, transformation and upgrades entered into a new stage of journey

In 2016, the Company successfully grasped and embraced the intelligent trend of development era as well as comprehensively examined and assessed the industry environment and actual corporate circumstances. Meanwhile, with widespread convergence of intelligence and experience from the implementation of strategic transformation (Transformation 1.0)5 and in-depth transformation (Transformation 2.0)5, the Company established a comprehensive transformation and upgrades strategy (Transformation 3.0) and strived to be a leading integrated intelligent information services operator. Surrounding the overall strategies planning, we promptly determined and established the implementation path to pragmatically promote network intelligentisation, service ecologicalisation and operation intellectualisation. Transformation and upgrades entered into a new stage of journey.

Promotion of network intelligentisation

In 2016, the Company published the China Telecom’s CTNet2025 Network Structure White Paper and completed the top-level design on network reconstitution, endeavouring to build an industry-leading new style network featuring intelligence, efficient centralisation and openness. On the one hand, the Company persisted in strengthening the fundamental network capabilities. With full exploitation of the strengths of international mainstream FDD technology and co-sharing of telecommunications towers resources, the Company seized favourable opportunities from the policy to refarm 800MHz frequency and swiftly achieved basic full coverage of superior 4G network nationwide characterised with multi-frequency collaboration, maintaining industry-leading customers’ experience. We simultaneously deployed VoLTE and NarrowBand IoT (NB-IoT) with 4G networks, laying robust network foundation for the upgrade of mobile voice and IoT business. Through comprehensive promotion of fibre broadband network upgrade, we primarily achieved all cities in service areas with fibre broadband access capability while the overall average bandwidth of wireline broadband subscribers exceeded 50Mbps. On the another hand, the Company steadily promoted the intelligent evolution of networks. By introducing new technologies such as Software-Defined Networking (SDN) and Network Functions Virtualisation (NFV), the Company established open laboratory for network reconstitution and joint open laboratory for 5G. We actively engaged in a number of major projects including the research and development of 5G, fundamental scientific research, network engineering and product research and development. In addition, we also promoted the construction of Data Centre Interconnect (DCI) and optimised the cloud resources deployment embedded with the features of super massive volume, wide areas coverage and flexible adjustment so as to enhance the synergistic capabilities of cloud and network.

[5]

For the years from 2004 to 2010, we implemented strategic transformation which defined the corporate as Telecom Full Service Provider, Internet Applications Aggregator and Leading Enterprise ICT Service Provider. For the years from 2011 to 2015, we implemented in-depth transformation which adjusted the corporate’s positioning as the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development.

Promotion of service ecologicalisation

The Company emphasised on key businesses and implementation of service reconstitution to plan well for future development. Through proactive establishment of five key business ecosphere, namely Intelligent Connection, Smart Family, Internet Finance, IoT and new ICT applications forming a synergetic integral featuring mutual integration, mutual reliance, mutual promotion and mutual driven as a whole, we aimed to provide intelligent-connected and vertically-integrated intelligent applications services for users. As the next step, the Company will increase efforts in building an operating mechanism for unified account products and enhance Internet-oriented and professional channel capabilities, injecting capabilities for service ecologicalisation; apply Big Data capabilities to accurately support scale development and the entire process of value operations, injecting intelligence for service ecologicalisation; facilitate convergence of external resources and devoting intensified efforts in open cooperation, injecting strengths for service ecologicalisation.

Promotion of operation intellectualisation

The Company continued to expedite the promotion of efficient centralised and Internet-oriented operations to focus on the construction of a market-driven and frontline-driven intellectual operational system. With devoted efforts in deepened precision management, enhancement of operational efficiency and improvement in customer perception, evolution of network intelligentisation and service ecologicalisation were assisted and supported. We explicitly defined the key value of data in corporate’s perspective and focused on Big Data applications, striving to create a “corporate core” with data-driven focus as the core. The Company commenced to implement various key measures including construction of corporate-level Big Data platform, enhancement of database management, reinforcement of IT system support and improvement of data applications capabilities. Core data convergence of the entire-network was basically completed. The end-to-end perception system covering the entire-network mobile business has been launched while end-to-end operation of fibre broadband was steadily promoted. In the future, the Company will persist to promote the reconstitution of operation and management, further collaborating the in-depth integration of smart operations with key areas including sales and marketing, service, network operations, corporate management and open cooperation as well as forming closed-loop management for the entire process so as to provide strengthened support and assurance for transformation and upgrades.

Corporate governance and social responsibility

We always commit to uphold high level of corporate governance and insist on governing the corporate in accordance with laws and regulations, attaching great importance to risk management and control. We continuously enhance corporate transparency to ensure corporate healthy and sustainable growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. In 2016, we were accredited with a number of awards and recognitions, including the “No. 1 Overall Best Managed Company in Asia” by Euromoney for 7 years in a row, “Most Honoured Company in Asia” by Institutional Investor for six consecutive years and two Platinum Awards namely “Best Telecommunications Company in Asia” and “Best Company in China” by FinanceAsia.

We persist to adhere to the collaboration of self-development and social responsibility. Adhering to ensure operation with integrity and maintain a fair and orderly environment for market competition, we strive to achieve win-win cooperation with respective stakeholders and facilitate healthy development for the entire ecosphere, proactively making contributions for the national economy. We also devoted to maintain network security and information security, prevent and combat telecommunications information fraud to create a safe and green network environment and responded to the initiatives of “the Belt and Road” by enhancing the information infrastructure for the countries and regions along the path. With implementation of “Speed Upgrade and Tariff Reduction”, we vigorously promoted the popularisation of broadband penetration in rural areas and proactively implemented alleviation of information poverty through provision of information, persistently fostering the informatisation evolution for the society. We further strengthened energy conservation and emissions reduction, emphasising on environment protection in engineering projects to promote green operations. We launched the initiatives for poverty alleviation and aid programme to Tibet and Xinjiang aiming at serving the society continuously. We received high recognition and appreciation from the society through our efforts in combating catastrophic flooding in Southern China and successfully accomplishing telecommunications assurance for “G20 Hangzhou Summit”.

Outlook

Year 2017 is a crucial year for the Company to implement the strategy of comprehensive transformation and upgrades as well as the construction of comprehensive competitive advantages. Despite facing more complicated external environment and more intensified market competition, we are even more confident looking into the future. The confidence is originated from the continuous improvement of macro environment — steady improvement of the national economy, progressive promotion of supply-side reforms, vitality released from the reforms of state-owned enterprises; from the prosperous and booming industry outlook — deepened promotion of a series of national strategies including “Cyberpower”, “Network and information Country” and “Made in China 2025”, upgrade of information consumption, forming and creating vast market potentials; from the deepened endowment of the Company — robust development fundamentals and brilliant corporate culture established over many years. The strategy of transformation and upgrades catering for the development trends has been comprehensively commenced.

In the future, with a unitary goal cohering as a whole, the Company will firmly seize the opportunities to step forward with unwavering determination and excellent execution. Driven by “Transformation 3.0” with reform and innovation as impetus, we strive to create superior and leading intelligent network in a more highly-efficient way, build a win-win business ecosystem in a more open way, promote flexible synergic smart operation and leverage the smart wisdom of our employees in a more comprehensive way so as to achieve concurrent development and enhancement of corporate values, customer values and employee values as a respectable corporate citizen.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere gratitude to all our shareholders, customers and all other parties in the community, and my grateful thanks to all our devoted colleagues who always work so hard and strive along with us for our common ideal and goal.

Yang Jie

Chairman and Chief Executive Officer

Beijing, China

21 March 2017

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2016 extracted from the audited consolidated financial statements of the Group as set out in its 2016 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2016

(Amounts in millions, except per share data)

	Note	2016 RMB	2015 RMB

Operating revenues	4	352,285	331,202

Operating expenses Depreciation and amortisation		(67,938)	(67,664)
Network operations and support		(94,092)	(81,240)
Selling, general and administrative		(56,417)	(54,472)
Personnel expenses		(54,460)	(52,541)
Other operating expenses		(52,177)	(48,843)

Total operating expenses		(325,084)	(304,760)

Operating profit		27,201	26,442
Gain from Tower Assets Disposal		–	5,214
Net finance costs	5	(3,235)	(4,273)
Investment income		40	8
Share of profits/(losses) of associates		91	(698)

Profit before taxation		24,097	26,693
Income tax	6	(5,988)	(6,551)

Profit for the year		18,109	20,142

		2016	2015
	Note	RMB	RMB

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(228)	652
Deferred tax on change in fair value of available-for-sale equity securities		57	(163)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		190	129
Share of other comprehensive income of associates		6	3

Other comprehensive income for the year, net of tax		25	621

Total comprehensive income for the year		18,134	20,763

Profit attributable to:
Equity holders of the Company		18,004	20,054
Non-controlling interests		105	88

Profit for the year		18,109	20,142

Total comprehensive income attributable to:
Equity holders of the Company		18,029	20,675
Non-controlling interests		105	88

Total comprehensive income for the year		18,134	20,763

Basic earnings per share	7	0.22	0.25

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2016

(Amounts in millions)

	Note	31 December 2016 RMB	31 December 2015 RMB

ASSETS

Non-current assets Property, plant and equipment, net		389,648	373,981
Construction in progress		80,381	69,103
Lease prepayments		22,955	23,609
Goodwill		29,923	29,920
Intangible assets		11,244	10,739
Interests in associates		34,572	34,473
Investments		1,535	1,624
Deferred tax assets	9	5,061	4,655
Other assets		3,077	3,349

Total non-current assets		578,396	551,453

Current assets
Inventories		5,081	6,281
Income tax recoverable		50	105
Accounts receivable, net	10	21,423	21,105
Prepayments and other current assets		19,470	16,229
Short-term bank deposits		3,331	2,519
Cash and cash equivalents		24,617	31,869

Total current assets		73,972	78,108

Total assets		652,368	629,561

	Note	31 December 2016 RMB	31 December 2015 RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt		40,780	51,636
Current portion of long-term debt and payable		62,276	84
Accounts payable	11	122,444	118,055
Accrued expenses and other payables		91,087	82,934
Income tax payable		1,106	2,154
Current portion of finance lease obligations		52	38
Current portion of deferred revenues		1,253	1,028

Total current liabilities		318,998	255,929

Net current liabilities		(245,026)	(177,821)

Total assets less current liabilities		333,370	373,632

Non-current liabilities
Long-term debt and payable		9,370	64,830
Finance lease obligations		50	81
Deferred revenues		2,305	1,454
Deferred tax liabilities	9	4,770	2,061
Other non-current liabilities		580	455

Total non-current liabilities		17,075	68,881

Total liabilities		336,073	324,810

Equity
Share capital		80,932	80,932
Reserves		234,392	222,852

Total equity attributable to equity holders of the Company		315,324	303,784
Non-controlling interests		971	967

Total equity		316,295	304,751

Total liabilities and equity		652,368	629,561

Notes:

1.	BASIS OF PREPARATION

The Group’s consolidated financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements of the Group have been prepared on a going concern basis.

2.	APPLICATION OF REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, the following amendments to IFRS issued by the IASB that are mandatorily effective for the current year:

•	Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

•	Amendments to IAS 1, “Disclosure Initiative”

•	Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortisation”

•	Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”

•	Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”

•	Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”

The application of the above amendments to IFRSs has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current year.

3.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

	Note	2016 RMB millions	2015 RMB millions

Voice	(i)	70,120	78,593
Internet	(ii)	150,405	126,546
Information and application services	(iii)	66,838	66,343
Telecommunications network resource services and lease of network equipment	(iv)	17,773	17,635
Others	(v)	47,149	42,085

		352,285	331,202

Note:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.

(ii)	Represent amounts charged to customers for the provision of Internet access services.

(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)

Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.

(v)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

5.	NET FINANCE COSTS

Net finance costs comprise:

	2016 RMB millions	2015 RMB millions

Interest expense incurred	4,199	4,900
Less: Interest expense capitalised*	(498)	(327)

Net interest expense	3,701	4,573
Interest income	(353)	(375)
Foreign exchange losses	209	154
Foreign exchange gains	(322)	(79)

	3,235	4,273

* Interest expense was capitalised in construction in progress at the following rates per annum	4.1%-5.0%	3.5%-5.5%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	2016 RMB millions	2015 RMB millions

Provision for PRC income tax	3,473	7,127
Provision for income tax in other tax jurisdictions	155	74
Deferred taxation	2,360	(650)

	5,988	6,551

A reconciliation of the expected tax expense with the actual tax expense is as follows:

	Note	2016 RMB millions	2015 RMB millions

Profit before taxation		24,097	26,693

Expected income tax expense at statutory tax rate of 25%	(i)	6,024	6,673
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(275)	(400)
Differential tax rate on other subsidiaries’ income	(ii)	(53)	(25)
Non-deductible expenses	(iii)	485	431
Non-taxable income	(iv)	(105)	(75)
Others	(v)	(88)	(53)

Actual income tax expense		5,988	6,551

Note:

(i)

Except for certain subsidiaries and branches which are mainly taxed at a preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 38%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts represent miscellaneous income which are not subject to income tax.

(v)	Amounts primarily represent tax deduction on prior year research and development expenses approved by tax authorities and other tax benefits.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2016 and 2015 is based on the profit attributable to equity holders of the Company of RMB18,004 million and RMB20,054 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on 21 March 2017, a final dividend of equivalent to HK$0.105 per share totaling approximately RMB7,548 million for the year ended 31 December 2016 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2016, a final dividend of RMB0.080182 (equivalent to HK$0.095) per share totaling RMB6,489 million in respect of the year ended 31 December 2015 was declared and paid on 15 July 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 27 May 2015, a final dividend of RMB0.076120 (equivalent to HK$0.095) per share totaling RMB6,160 million in respect of the year ended 31 December 2014 was declared and paid on 17 July 2015.

9.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2016 RMB millions	2015 RMB millions	2016 RMB millions	2015 RMB millions	2016 RMB millions	2015 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,531	1,291	–	–	1,531	1,291
Property, plant and equipment and others	3,410	3,174	(4,416)	(1,605)	(1,006)	1,569
Deferred revenues and installation costs	120	190	(85)	(130)	35	60
Available-for-sale equity securities	–	–	(269)	(326)	(269)	(326)

Deferred tax assets/(liabilities)	5,061	4,655	(4,770)	(2,061)	291	2,594

	Balance at 1 January 2016 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2016 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,291	240	1,531
Property, plant and equipment and others	1,569	(2,575)	(1,006)
Deferred revenues and installation costs	60	(25)	35
Available-for-sale equity securities	(326)	57	(269)

Net deferred tax assets	2,594	(2,303)	291

	Balance at 1 January 2015 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2015 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,156	135	1,291
Property, plant and equipment and others	1,015	554	1,569
Deferred revenues and installation costs	99	(39)	60
Available-for-sale equity securities	(163)	(163)	(326)

Net deferred tax assets	2,107	487	2,594

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	Note	2016 RMB millions	2015 RMB millions

Accounts receivable
Third parties		22,932	22,766
China Telecom Group	(i)	949	492
China Tower Corporation Limited		10	–
Other telecommunications operators in the PRC		933	782

		24,824	24,040
Less: Allowance for doubtful debts		(3,401)	(2,935)

		21,423	21,105

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	2016 RMB millions	2015 RMB millions

Current, within 1 month	9,993	10,001
1 to 3 months	2,179	2,181
4 to 12 months	1,763	1,821
More than 12 months	761	731

	14,696	14,734
Less: Allowance for doubtful debts	(2,427)	(2,393)

	12,269	12,341

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on date of rendering of services is as follows:

	2016 RMB millions	2015 RMB millions

Current, within 1 month	3,660	3,648
1 to 3 months	1,887	1,618
4 to 12 months	2,349	2,199
More than 12 months	2,232	1,841

	10,128	9,306
Less: Allowance for doubtful debts	(974)	(542)

	9,154	8,764

Ageing analysis of accounts receivable that are not impaired is as follows:

	2016 RMB millions	2015 RMB millions

Not past due	19,376	19,263

Less than 1 month past due	1,180	1,154
1 to 3 months past due	867	688

Amounts past due	2,047	1,842

	21,423	21,105

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2016 RMB millions	2015 RMB millions

Third parties	96,675	95,305
China Telecom Group	21,343	18,702
China Tower Corporation Limited	3,697	3,272
Other telecommunications operators in the PRC	729	776

	122,444	118,055

Amounts due to China Telecom Group and China Tower Corporation Limited are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due date is as follows:

	2016 RMB millions	2015 RMB millions

Due within 1 month or on demand	17,931	21,486
Due after 1 month but within 3 months	19,891	18,624
Due after 3 months but within 6 months	21,611	19,430
Due after 6 months	63,011	58,515

	122,444	118,055

FINANCIAL REVIEW

Summary

In 2016, with reform and innovation as the driving force, the Company focused on “2+5” operation focus, changed the mode of development, enhanced six key capacities to improve the level of operational management. Overall operating results were steadily improved. Operating revenues in 2016 were RMB352,285 million, an increase of 6.4% from 2015; service revenues6 were RMB309,644 million, an increase of 5.6% from 2015; operating expenses were RMB325,084 million, an increase of 6.7% from 2015; profit attributable to equity holders of the Company was RMB18,004 million, a decrease of 10.2% from 2015; basic earnings per share were RMB0.22; EBITDA7 was RMB95,139 million, an increase of 1.1% from 2015 and the EBITDA margin8 was 30.7%.

Operating Revenues

In 2016, while proactively responding to the impact of regulatories policies such as Speed Upgrade and Tariff Reduction, implementation of real-name registration and regional integration, the Company accelerated the scale development of 4G and fibre broadband business, continued to optimise its business structure and achieved a stable growth in its operating revenues. Operating revenues in 2016 were RMB352,285 million, an increase of 6.4% from 2015. Of this, the total mobile revenues were RMB172,223 million, an increase of 10.0% from 2015; the total wireline revenues were RMB180,062 million, an increase of 3.1% from 2015.

[6]

Service revenues were calculated based on operating revenues minus sales of mobile terminals (2016: RMB34,612 million; 2015: RMB32,026 million), sales of wireline equipment (2016: RMB5,822 million; 2015: RMB4,430 million) and other non-service revenues (2016: RMB2,207 million; 2015: RMB1,480 million).

[7]

EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[8]	EBITDA margin was calculated based on EBITDA divided by service revenues.

The following table sets forth a breakdown of the operating revenues for 2015 and 2016, together with their respective rates of change:

	For the year ended 31 December
			Rates of
(RMB millions, except percentage data)	2016	2015	change

Voice	70,120	78,593	(10.8%	)
Internet	150,405	126,546	18.9%
Information and application services	66,838	66,343	0.7%
Telecommunications network resource services and lease of network equipment	17,773	17,635	0.8%
Others	47,149	42,085	12.0%

Total operating revenues	352,285	331,202	6.4%

Voice

In 2016, being affected by the substitution effect of mobile Internet services, such as OTT, revenue from voice services was RMB70,120 million, a decrease of 10.8% from 2015, accounting for 19.9% of operating revenues. Of this, revenue from wireline voice services was RMB25,987 million, a decrease of 12.2% from 2015, revenue from mobile voice services was RMB44,133 million, a decrease of 9.9% from 2015. The revenue contribution from voice services continued to decrease, resulting in persistent improvement in structures and effective mitigation of operating risks.

Internet

In 2016, revenue from Internet access services was RMB150,405 million, an increase of 18.9% from 2015, accounting for 42.7% of operating revenues. The Company comprehensively upgraded the broadband access network, leveraged the integration advantage of “4G + fibre broadband + e-Surfing HD” and promoted the healthy development of broadband services. At the end of 2016, the number of wireline broadband subscribers reached 123 million, with a net increase of 10.06 million. The wireline broadband revenue was RMB76,766 million, an increase of 3.3% from 2015. The Company deepened the data traffic operation, achieved integration of contents and data traffic and effectively drove the acceleration of mobile data traffic and revenue growth. Revenue from mobile Internet access services was RMB70,682 million, an increase of 39.4% from 2015. Of this, mobile handset Internet access revenue was RMB68,263 million, an increase of 42.9% from 2015.

Information and Application Services

In 2016, revenue from information and application services was RMB66,838 million, an increase of 0.7% from 2015, accounting for 19.0% of operating revenues. Of this, revenue from wireline information and application services was RMB44,335 million, an increase of 5.5% from 2015, mainly benefiting from the rapid growth of IDC, cloud and e-Surfing HD services. Revenue from mobile information and application services was RMB22,503 million, a decrease of 7.4% from 2015, which was mainly due to the decrease in revenue from traditional services such as short and multimedia messaging services and information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment

In 2016, revenue from telecommunications network resource services and lease of network equipment was RMB17,773 million, an increase of 0.8% from 2015, accounting for 5.0% of operating revenues. Of which, revenue from wireline telecommunications network resource services and lease of network equipment was RMB17,595 million, an increase of 2.2% from 2015.

Others

In 2016, revenue from other services was RMB47,149 million, an increase of 12.0% from 2015, accounting for 13.4% of operating revenues. Revenue from sales of mobile terminals was RMB34,612 million, an increase of 8.1% from 2015, which was mainly due to the growth in sales of mobile terminals driven by the sales of “multi-mode” handsets.

Operating Expenses

The Company continued to optimise the allocation of resources and strengthened the precision management of cost and expense so as to effectively support the business development. In 2016, the operating expenses were RMB325,084 million, an increase of 6.7% from 2015. Operating expenses accounted for 92.3% of operating revenues, an increase of 0.3 percentage point from 2015.

The following table sets forth a breakdown of the operating expenses in 2015 and 2016 and their respective rates of change:

	For the year ended 31 December
			Rates of
(RMB millions, except percentage data)	2016	2015	change

Depreciation and amortisation	67,938	67,664	0.4%
Network operations and support	94,092	81,240	15.8%
Selling, general and administrative	56,417	54,472	3.6%
Personnel expenses	54,460	52,541	3.7%
Other operating expenses	52,177	48,843	6.8%

Total operating expenses	325,084	304,760	6.7%

Depreciation and Amortisation

In 2016, depreciation and amortisation was RMB67,938 million, an increase of 0.4% from 2015, accounting for 19.3% of operating revenues. The depreciation and amortisation of the newly added assets in 2016 was basically equivalent to the decrease in depreciation and amortisation resulted from the disposal of tower assets.

Network Operations and Support

In 2016, network operations and support expenses were RMB94,092 million, an increase of 15.8% from 2015, accounting for 26.7% of operating revenues. The growth was mainly due to the increase in the tower assets lease and related fee. At the same time, the Company continuously strengthened cost management and control. As such, the increase in network operations and support expenses was slower than that in the same period of last year.

Selling, General and Administrative

In 2016, selling, general and administrative expenses amounted to RMB56,417 million, an increase of 3.6% from 2015, accounting for 16.0% of operating revenues. Selling expenses were RMB47,821 million, an increase of 4.1% from 2015. The increase was due to the fact that the Company properly invested in marketing expenses and initiatives while continued to enhance the efficiency of resources utilisation. Of this, commission and service expenses for third parties amounted to RMB30,753 million, an increase of 15.4% from 2015. Advertising and promotion expenses amounted to RMB17,068 million, a decrease of 11.5% from 2015, of which the terminal subsidies amounted to RMB9,370 million, a decrease of 19.4% from 2015.

Personnel Expenses

In 2016, personnel expenses were RMB54,460 million, an increase of 3.7% from 2015, accounting for 15.5% of operating revenues. For details of the number of employees, remuneration policies and training schemes, please refer to the Environmental, Social and Governance Report in the Annual Report for the year ended 31 December 2016.

Other Operating Expenses

In 2016, other operating expenses were RMB52,177 million, an increase of 6.8% from 2015, accounting for 14.8% of operating revenues. The cost of mobile terminal equipment sold amounted to RMB32,849 million, an increase of 6.4% from 2015, which was mainly due to the increase in terminal sales leading to an increase in expenses.

Net Finance Costs

In 2016, net finance costs were RMB3,235 million, a decrease of 24.3% from 2015. The decrease was mainly due to the fact that the interest rate of the deferred consideration of Mobile Network Acquisition decreased from 5.11% per annum in 2015 to 4.00% per annum in 2016 (adjusted in accordance with a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes once a year pursuant to the agreement). Net exchange gains were RMB113 million in 2016. The fluctuation of foreign exchange gain or loss was mainly caused by the depreciation of the RMB exchange rate against the US Dollar.

Profitability Level

Income Tax

The Company’s statutory income tax rate is 25%. In 2016, income tax expenses were RMB5,988 million with the effective tax rate of 24.8%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries.

Profit Attributable to Equity Holders of the Company

In 2016, profit attributable to equity holders of the Company was RMB18,004 million, a decrease of 10.2% from 2015.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2016, the Company strictly controlled the total amount of capital expenditure. On the basis of steady promotion of 4G and fibre broadband network investment, the Company continuously optimised the investment structure to ensure the maximisation of investment efficiency. In 2016, capital expenditure was RMB96,817 million, a decrease of 11.3% from 2015.

Cash Flows

In 2016, net decrease in cash and cash equivalents was RMB7,463 million, while the net increase in cash and cash equivalents was RMB11,309 million in 2015.

The following table sets forth the cash flow position in 2015 and 2016:

	For the year ended 31 December
(RMB millions)	2016	2015

Net cash flow from operating activities	101,130	108,750
Net cash used in investing activities	(99,038)	(102,250)
Net cash (used in)/from financing activities	(9,555)	4,809

Net (decrease)/increase in cash and cash equivalents	(7,463)	11,309

In 2016, the net cash inflow from operating activities was RMB101,130 million, a decrease of 7.0% from 2015, which was mainly due to the increase in costs and expenses related to operating activities.

In 2016, the net cash outflow used in investing activities was RMB99,038 million, a decrease of 3.1% from 2015, which was mainly due to the decrease of capital expenditure for the year.

In 2016, the net cash outflow used in financing activities was RMB9,555 million, and the net cash inflow from financing activities in 2015 was RMB4,809 million. The change was mainly due to the repayment of part of the short-term commercial papers in 2016.

Working Capital

The Company consistently upheld prudent financial principles and strict fund management policies. At the end of 2016, working capital (total current assets minus total current liabilities) deficit was RMB245,026 million, an increase in deficit of RMB67,205 million from RMB177,821 million in 2015. The deficit increased because the deferred consideration of RMB61,710 million for the acquisition of mobile network assets will become due at the end of 2017 and was reclassified as current liabilities. As at 31 December 2016, the unutilised credit facilities were RMB161,229 million (2015: RMB128,839 million). Given the stable net cash inflow from operating activities and the sound credit record, the Company has sufficient working capital to satisfy the operation requirement. At the end of 2016, cash and cash equivalents amounted to RMB24,617 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 81.8% (2015: 92.6%).

Assets and Liabilities

In 2016, the Company continued to maintain a solid financial position. At the end of 2016, the total assets increased by 3.6% to RMB652,368 million from RMB629,561 million at the end of 2015. Total indebtedness decreased to RMB112,528 million from RMB116,669 million at the end of 2015. The ratio of total indebtedness to total assets decreased to 17.2% from 18.5% at the end of 2015.

Indebtedness

The indebtedness analysis as of the end of 2015 and 2016 is as follows:

	For the year ended 31 December
(RMB millions)	2016	2015

Short-term debt	40,780	51,636
Long-term debt and payable maturing within one year	62,276	84
Long-term debt and payable	9,370	64,830
Finance lease obligations (including current portion)	102	119

Total debt	112,528	116,669

By the end of 2016, the total indebtedness was RMB112,528 million, a decrease of RMB4,141 million from the end of 2015, which was mainly due to the repayment of part of the short-term commercial papers. Of the total indebtedness, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2015: 99.4%), 0.4% (2015: 0.4%) and 0.2% (2015: 0.2%), respectively. 44.3% (2015: 46.3%) of the indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As at 31 December 2016, neither the Company and any of its subsidiaries pledge any assets as collateral for debt (2015: Nil).

Most of the revenues received and expenses paid in our business were denominated in Renminbi, therefore there were no significant risk exposures arising from foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2016, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2016).

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to maintain high level of corporate governance and has inherited an excellent, prudent and efficient corporate governance mission and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements optimised corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole.

Except that the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year 2016, the Company was in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in the year 2016.

In the Company’s opinion, through supervision of the Board of Directors and the independent non-executive Directors, the effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capturing business opportunities. Many international leading corporations also have similar arrangements.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers regarding the requirements in conducting securities transactions for the period from 1 January 2016 to 31 December 2016.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The Company will convene the Annual General Meeting for the year 2016 on 23 May 2017. The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 23 April 2017 to 23 May 2017 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 21 April 2017. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on 23 May 2017 are entitled to attend the Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors of the Company proposes a final dividend in the amount equivalent to HK$0.105 per share (pre-tax), totalling approximately RMB7,548 million for the year ended 31 December 2016. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 23 May 2017. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Monday, 5 June 2017. The H share register of members will be closed from Wednesday, 31 May 2017 to Monday, 5 June 2017 (both days inclusive). In order to be entitled to the final dividend, H share shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Monday, 29 May 2017. Dividends will be denominated and declared in Renminbi.

Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed final dividends are expected to be paid on 21 July 2017 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the 2016 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 5 June 2017.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on 5 June 2017 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Monday, 29 May 2017. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2016 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

By Order of the Board
China Telecom Corporation Limited Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 21 March 2017

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Yang Xiaowei (as the president and chief operating officer); Mr. Ke Ruiwen and Mr. Sun Kangmin (all as the executive vice presidents); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).